Exhibit 21.1

SUBSIDIARIES OF HIGHER ONE HOLDINGS, INC.

Subsidiary	Jurisdiction of Incorporation
Higher One, Inc.(1)	Delaware
Higher One Payments, Inc.(2)	California
Higher One Machines, Inc.(2)	Delaware

(1)	100% owned by Higher One Holdings, Inc.
(2)	100% owned by Higher One, Inc.